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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

CACHET FINANCIAL SOLUTIONS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00750W101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Lesley Peeler

300 Tamal Plaza, Ste. 280

Corte Madera, CA 94925

415.891.3672

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box. [ ]

CUSIP No 00750W101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jon D. & Linda W. Gruber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)

3.	SEC Use Only ............................................................................................................................................
4.	Source of Funds (See Instructions) ....................................................................PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 742,499

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 742,499

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 742,499

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).................................

13.	Percent of Class Represented by Amount in Row (11) 23.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1. SECURITY AND ISSUER

This statement relates to shares of Common Stock (the "Stock") of CACHET FINANCIAL SOLUTIONS, INC. (CAFN). The principal executive office of CAFN is located at 18671 Lake Drive East, Southwest Tech Center A, Minneapolis, MN 55317

Item 2. IDENTITY AND BACKGROUND
a.	This form is filed by the reporting person. The Stockholder is organized as an Individual investor.
b.	The business address of Jon Gruber is 300 Tamal Plaza, Ste. 280. Corte Madera, CA 94925
c.	The principal business of the Stockholder is to invest and trade in securities. The principal business of Mr. Gruber is to act as a manager for the Trust.
d.	During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e.

During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr Gruber is a citizen of the United States of America..
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The source and amount of funds used in purchasing the Stock were as follows:
Purchaser Source of Funds Amount Gruber Personal Funds $ 768,558
Item 4. PURPOSE OF TRANSACTION

The Stockholder has no present plans or intentions to acquire or dispose of any securities of the Issuer.

 The reporting person does not have any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof: 12/31/2016
Aggregate Beneficially Owned
Voting                     Power
Dispositive Power
Name Number Percent
Sole Shared

Sole Shared

Gruber 742,499 23%	742,499 0	742,499 0

Name PurchaseDate Number of SharPrice per Share

Gruber P 9/15/2016 54419 $ 4.94 $ 268,558

Gruber P 9/15/2016 59861  $ 0, $ 0

Gruber P 11/04/2016 85349 $ 0, $ 0

Gruber P 11/04/2016 75188 $ 0   $ 500,000

Gruber P 12/27/2016 5614  $ 0 $ 0

Gruber P 12/27/2016 3379  $ 0 $ 0

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. None
Item 7. MATERIALS TO BE FILED AS EXHIBITS A. None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017 Jon D Gruber By: /s/ Jon D. Gruber Title: Owner

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)